UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number No. 001-36890

ACCUSHARES TRUST I

(Exact name of registrant as specified in its charter)

c/o AccuShares Investment Management LLC

300 Stamford Place
4th Floor
Stamford, CT 06902
(855) 286-7866

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

AccuShares S&P GSCI Crude Oil Excess Return Up Shares

AccuShares S&P GSCI Crude Oil Excess Return Down Shares

AccuShares Spot CBOE VIX Up Shares

AccuShares Spot CBOE VIX Down Shares

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, AccuShares Trust I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 29, 2016

ACCUSHARES TRUST I
By:	AccuShares Investment Management LLC
Sponsor of the AccuShares Trust I

By: /s/ Jack Fonss Jack Fonss (President and Chief Executive Officer)

 Note: In filing this Form 15, AccuShares Trust I is relying on prior SEC no-action relief under Rule 12h-3 granted to other registrants.

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